SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 9)*

Spark Networks, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

84651P100

(CUSIP Number)

Osmium Partners, LLC

300 Drakes Landing Road, Suite 172

Greenbrae, CA 94904

Attention: John H. Lewis

Telephone: (415) 785-4044

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 22, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 84651P100

1.	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John H. Lewis
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power – 325,352
	8	Shared voting power – 3,050,210
	9	Sole dispositive power – 325,352
	10	Shared dispositive power – 3,050,210
11	Aggregate amount beneficially owned by each reporting person 3,375,562
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 14.2%
14	Type of reporting person IN

Page 2 of 11 pages

CUSIP No.: 84651P100

1	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Osmium Partners, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds AF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power – 0
	8	Shared voting power – 3,050,210
	9	Sole dispositive power – 0
	10	Shared dispositive power – 3,050,210
11	Aggregate amount beneficially owned by each reporting person 3,050,210
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 12.8%
14	Type of reporting person IA, OO

Page 3 of 11 pages

CUSIP No.: 84651P100

1	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Osmium Capital, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power – 0
	8	Shared voting power – 1,255,468
	9	Sole dispositive power – 0
	10	Shared dispositive power – 1,255,468
11	Aggregate amount beneficially owned by each reporting person 1,255,468
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 5.3%
14	Type of reporting person PN

Page 4 of 11 pages

CUSIP No.: 84651P100

1	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Osmium Capital II, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power – 0
	8	Shared voting power – 1,197,699
	9	Sole dispositive power – 0
	10	Shared dispositive power – 1,197,699
11	Aggregate amount beneficially owned by each reporting person 1,197,699
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 5.0%
14	Type of reporting person PN

Page 5 of 11 pages

CUSIP No.: 84651P100

1	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Osmium Spartan, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power – 0
	8	Shared voting power – 327,743
	9	Sole dispositive power – 0
	10	Shared dispositive power – 327,743
11	Aggregate amount beneficially owned by each reporting person 327,743
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 1.4%
14	Type of reporting person PN

Page 6 of 11 pages

CUSIP No.: 84651P100

1	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Osmium Diamond, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power – 0
	8	Shared voting power – 269,300
	9	Sole dispositive power – 0
	10	Shared dispositive power – 269,300
11	Aggregate amount beneficially owned by each reporting person 269,300
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 1.1%
14	Type of reporting person PN

Page 7 of 11 pages

EXPLANATORY NOTE

This Amendment No. 9 to Schedule 13D (“Amendment No. 9”) is being filed with respect to the Reporting Persons beneficial ownership of common stock, par value $0.001 per share, of Spark Networks, Inc. (“Spark Networks” or the “Issuer”). This Amendment No. 9 supplements the Schedule 13D previously filed on December 6, 2013 (the “Schedule 13D”) as amended by Amendment No. 1 filed on January 16, 2014 (“Amendment No. 1”), Amendment No. 2 filed on February 24, 2014 (“Amendment No. 2”), Amendment No. 3 filed on March 10, 2014 filed on February 24, 2014 (“Amendment No. 3”), Amendment No. 4 filed on April 21, 2014 (“Amendment No. 4”), Amendment No. 5 filed on April 30, 2014 (“Amendment No. 5”), Amendment No. 6 filed on May 1, 2014 (“Amendment No. 6”), Amendment No. 7 filed on May 16, 2014 (“Amendment No. 7”) and Amendment No. 8 filed on May 21, 2014 (“Amendment No. 8”) (collectively, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8 shall be referred to herein as the “Previous Amendments”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 9 shall have the same meaning herein as are ascribed to such terms in the Schedule 13D, as amended by the Previous Amendments. Except as set forth herein, this Amendment No. 8 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D, as amended by the Previous Amendments.

ITEM 2. Identity and Background.

The Reporting Persons are parties to that certain Solicitation Agreement (as defined in Item 4) with the 402 Group (as defined in Item 4), which agreement contains, among other things, certain voting and other arrangements relating to the 2014 Annual Meeting of Stockholders of the Issuer (the “2014 Annual Meeting”). As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), comprised of the Reporting Persons and the 402 Group. It is the understanding of the Reporting Persons that the 402 Group will file a Schedule 13D separately from the Reporting Persons with respect to its ownership of Shares pursuant to Rule 13d-1(k)(2) of the Exchange Act. Reference is made to such Schedules 13D for information concerning the 402 Group and its investment in the Issuer. All Shares reported herein as beneficially owned by the Reporting Persons exclude Shares owned by the 402 Group. The Reporting Persons disclaim beneficial ownership of the Shares owned by the 402 Group.

ITEM 4. Purpose of Transaction.

On May 22, 2014, the Reporting Persons entered into a Solicitation Agreement (the “Solicitation Agreement”) with 402 Fund, LP, SCA Partners, LP, 402 Capital, LLC and Ian V. Jacobs (collectively, the “402 Group” and together with the Reporting Persons, the “Group”). Pursuant to the terms of the Solicitation Agreement, the members of the Group agreed, amongst other things, to solicit proxies and to vote all of their respective Shares in favor of the election of the Reporting Persons’ four (4) director nominees (the “Nominees”) and the approval of certain business proposals submitted by the Reporting Persons at the 2014 Annual Meeting. The Group further agreed to seek to enter into a settlement agreement with the Issuer on the terms as set forth in the Solicitation Agreement. In the event that a settlement is not reached and all of the Nominees are elected at the 2014 Annual Meeting, the Reporting Persons agreed to request that the Nominees cause the Board to increase the size of the Board from six (6) to seven (7) directors immediately following the 2014 Annual Meeting, and to fill the resulting vacancy with a designee of the Reporting Persons. The foregoing description of the Solicitation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Solicitation Agreement, which is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

The Reporting Persons purchased the Common Stock based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations. The purpose of the acquisitions of the Common Stock was for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

Consistent with their investment purpose, the Reporting Persons may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations, and plans of the Reporting Persons. On December 5, 2013, Mr. Lewis spoke with representatives of the Issuer expressing his desire to be added immediately to the Board of Directors of the Issuer (the “Board”).

On February 21, 2014, the Reporting Persons, through stockholder of record Fund I, pursuant to Section 2.9 of the Amended and Restated Bylaws, as amended, of the Issuer (the “Bylaws”), delivered to the Issuer a letter (the “Nomination Letter”) containing advance notice of stockholder nominations and proposals to be brought before the Issuer’s 2014 Annual Meeting. By this Nomination Letter, the Reporting Persons submitted:

(i) nominations for the following four (4) candidates for election to the Board: Stephen J. Davis, Michael J. McConnell, Walter L. Turek, and Mr. Lewis (collectively, the “Stockholder Nominees”); and

(ii) notice of the following three (3) proposals to be brought before the 2014 Annual Meeting (the “Stockholder Proposals”):

1.	Amendment of each of the Issuer’s Amended and Restated Certificate of Incorporation and the Bylaws to permit the Issuer’s stockholders to act by written consent in lieu of action at an annual or special meeting of the Issuer;

2.	Amendment of the Bylaws to permit beneficial holders of the Issuer’s stock to submit stockholders proposals and director nominations; and

3.	Amendment of the Bylaws to permit the Issuer’s stockholders to call special meetings of stockholders.

In addition to the nomination of the Stockholder Nominees and notice of the Stockholder Proposals, the Reporting Persons expressed dissatisfaction in the Nomination Letter with the Issuer’s delays in updating the Board following the departure of former stockholder, Great Hill Partners, and its two directors from the Company and the Board.

Page 8 of 11 pages

Further, the Reporting Persons criticized the Issuer’s corporate governance regime for its impediments to stockholder democracy and demanded that the Issuer grant greater access and Board accountability to stockholders.

These nominations and Stockholder Proposals were submitted prior to the Issuer’s February 23, 2014 deadline for such nominations pursuant to the process for stockholder nomination of candidates for directors set forth in the Bylaws and most recent proxy statement on Schedule 14A. The foregoing summary of the Nomination Letter is qualified in its entirety by reference to the full text of the Nomination Letter, a copy of which was filed as Exhibit 2 to Amendment No. 2, and is incorporated herein by reference.

During the week of March 3, 2014, the Reporting Persons discussed the Stockholder Nominees and Stockholder Proposals with representatives of the Issuer. On March 10, 2014, the Reporting Persons issued a press release regarding the Issuer, a copy of which was filed as Exhibit 3 to Amendment No. 3, and is incorporated herein by reference.

On April 17, 2014, the Reporting Persons filed a preliminary proxy statement with the SEC soliciting votes for the Issuer’s 2014 Annual Meeting to vote on the following matters:

1.	To elect the Stockholder Nominees to serve as directors on the Board until the Issuer’s 2015 annual meeting of stockholders and until their respective successors are duly elected;

2.	To ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm of the Issuer for the year ending December 31, 2014;

3.	To consider and act upon a stockholder proposal regarding poison pills, if properly presented at the 2014 Annual Meeting;

4.	To approve a stockholder proposal to amend the Company’s Amended and Restated Bylaws to permit stockholders to call special meetings of stockholders, if properly presented at the 2014 Annual Meeting;

5.	To approve a stockholder proposal to amend the Company’s Amended and Restated Bylaws to allow beneficial stockholders to submit proposals and nominations for director under the Company’s Amended and Restated Bylaws, if properly presented at the 2014 Annual Meeting; and

6.	To transact such other business as may properly come before the 2014 Annual Meeting or any adjournments or postponements thereof.

Proposals 4 and 5 were two of the Reporting Persons’ Stockholder Proposals.

On each of April 28 and April 30, 2014, the Reporting Persons filed a revised preliminary proxy statement with the SEC soliciting votes for the Issuer’s 2014 Annual Meeting.

On May 1, 2014, the Reporting Persons filed a definitive proxy statement with the SEC soliciting votes for the Issuer’s 2014 Annual Meeting.

On May 15, 2014, the Reporting Persons filed definitive additional materials in the form of a press release with the SEC in respect of the Issuer’s 2014 Annual Meeting.

On May 20, 2014, the Reporting Persons filed definitive additional materials in the form of a press release and also an investor presentation with the SEC in respect of the Issuer’s 2014 Annual Meeting.

The Reporting Persons may continue to discuss ideas that, if effected may result in a change in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or other changes in the board of directors or management of the Issuer.

Except as disclosed above, none of the Reporting Persons has any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. Interest in Securities of the Issuer.

The percentages set forth in this response are based on the 23,832,938 shares of Common Stock outstanding as of the close of May 9, 2014, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on May 12, 2014. The Reporting Persons and the 402 Group collectively own an aggregate of 6,402,288 Shares, representing approximately 26.9% of the Shares outstanding. Each Reporting Person disclaims beneficial ownership of the Shares owned by the 402 Group.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On May 22, 2014, the Reporting Persons and the members of the 402 Group entered into a Solicitation Agreement as defined and described in Item 4 above. A copy of the Solicitation Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

ITEM 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement

Exhibit 99.1	Solicitation Agreement by and among the Reporting Persons and the 402 Group, dated May 22, 2014.

Page 9 of 11 pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: May 23, 2014

John H. Lewis
Osmium Partners, LLC
Osmium Capital, LP
Osmium Capital II, LP
Osmium Spartan, LP
Osmium Diamond, LP

By:	/s/ John H. Lewis
John H. Lewis, for himself and as Managing Member of Osmium Partners, LLC, for itself and as General Partner of Osmium Capital, LP, Osmium Capital II, LP, Osmium Spartan, LP and Osmium Diamond, LP

Page 10 of 11 pages

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement

Exhibit 99.1	Solicitation Agreement by and among the Reporting Persons and the 402 Group, dated May 22, 2014.

Page 11 of 11 pages